Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On April 28, 2011, Kenneth W. DeFontes, President and Chief Executive Officer of Baltimore Gas and Electric Company (BGE), sent the following email to BGE employees relating to the proposed merger with Exelon Corporation.

Dear BGE Employees,

By now you’ve read Mayo Shattuck’s message that clearly outlines the rationale behind the exciting decision to merge Constellation Energy and Exelon. I hope you’ve come to the same conclusion I’ve reached: That it’s an excellent, well-timed strategy that will benefit employees, shareholders, customers and our community. This powerful partnership will result in enhanced scale, scope, flexibility and financial strength – and that’s both opportune and smart.

Although there are many “big picture” details surrounding the merger, I’m sure you’re very interested in how this decision will impact BGE and you, as a utility employee. As a regulated utility that serves customers in Central Maryland, we don’t expect to see much change. We’ll operate under the BGE name and our gas and electric operations will continue to be managed from our current headquarters right here in downtown Baltimore. The merger will not affect BGE jobs for at least two years after the transaction closes, which is targeted for first quarter 2012.

Our day-to-day operations will continue as usual, including our plans to improve the customer experience through our new customer care and billing process. And there will be no interruption to our critical capital infrastructure projects that include building new substations, improving our natural gas infrastructure, and upgrading our electric transmission and distribution systems. Our smart grid plan to install 2 million Smart Meters, saving customers $2.6 billion over the life of the project, will also move forward as scheduled.

All three utilities within the new Exelon – BGE in Baltimore, ComEd in Chicago and PECO in Philadelphia – will remain standalone organizations, focused on safety, customer commitment and reliability. Together, PECO and ComEd serve 5.2 million customers – that’s a lot of customer experience and operating knowledge. I’m very much looking forward to sharing best practices between each utility – working together to improve performance and better serve our customers.

The merger will benefit customers in other ways, as well. According to the agreement, each BGE residential customer will receive a one-time $100 rate credit within 90 days after closing – a total investment of $110 million. Additionally, Exelon will contribute $5 million to the State of Maryland’s Electric Universal Service Program.

As the merger process unfolds, we are committed to keeping employees informed and up-to-date on the details of the transaction. I encourage you to listen to the employee webcast hosted by Mayo Shattuck this afternoon at 2:15 p.m. Later today, tomorrow and next week I plan to visit BGE sites to talk to as many employees as possible. I’ll do my best to answer any questions you may have and provide my perspective on the merger.

This is a very exciting time for our company. We’re embarking on a venture that has the potential to revolutionize our industry, and BGE, with its proud 195-year history, will be an integral part of this new enterprise.

I know this is a lot to take in, and during times of great change it’s easy to become distracted. I ask that you continue to make safety a priority in all that you do. There’s simply nothing more important than our own safety and that of our co-workers.

As always, thank you for your support.

At home, work or play, make Zero accidents/injuries your goal every day.

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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